

Mail Stop 4631

December 28, 2017

Bradley L. Bacon
Vice President, General Counsel & Corporate Secretary
WillScot Corporation
901 S. Bond Street, Suite 600
Baltimore, MD 21213

> **Re:**   **WillScot Corporation**
> **Registration Statement on Form S-3**
> **Filed December 21, 2017**
> **File No. 333-222210**

Dear Mr. Bacon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Joel L. Rubinstein, Esq.